UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2007
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to                     .
Commission file number: 0-26483
A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
VaxGen, Inc. 401(k) Retirement Plan
B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
VaxGen, Inc.
349 Oyster Point Boulevard
South San Francisco, California 94080

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Trustees and Participants of VaxGen, Inc. 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) as of December 31, 2007 and 2006, and the related statement of changes in net assets available for benefits for the year ended December 31, 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and 2006, and the changes in net assets available for benefits for the year ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.
Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at year end is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mah & Associates, LLP
San Francisco, California
June 25, 2008

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2007	2006

ASSETS:

Investments, at fair value:
Mutual funds	$5,028,054	$8,133,329
Common Stock	28,488	173,272
Participant loans	59,042	198,319

Total Investments	5,115,584	8,504,920

Contributions receivable:
Participant	12,143	71,108
Employer	28,585	163,245
Other receivable	207	230
Cash	49,242	59,157

Total assets	5,205,761	8,798,660

LIABILITIES:
Other payable	$3,711	$3,719
Due to broker for securities purchased	45,532	55,438

Total liabilities	49,243	59,157

Net assets available for benefits	$5,156,518	$8,739,503

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended
December 31, 2007

ADDITIONS TO NET ASSETS ATTRIBUTED TO:

Investment income:
Interest income	$103,712
Net appreciation in fair value of investments	281,524

Total investment income	385,236

Cash contributions:
Participant	791,227
Employer match	316,403

Total cash contributions	1,107,630

Total additions	1,492,866

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:

Distributions to participants	5,073,307
Fees	2,544

Total deductions	5,075,851

Net decrease	(3,582,985)

Net assets available for benefits
Beginning of year	8,739,503

End of year	$5,156,518

The accompanying notes are an integral part of these financial statements.

VAXGEN, INC. 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
(1) DESCRIPTION OF THE PLAN
General
The following description of the VaxGen, Inc. 401(k) Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan with a 401(k) feature and was established, effective January 1, 1997, by VaxGen, Inc. (“VaxGen” or “the Company”) for the benefit of its eligible employees. Eligible employees (as defined in the Plan document) may participate in the Plan upon completion of one hour of service to the Company and attainment of age 21. Eligible employees may invest pre-tax dollars, which are eligible for matching contributions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.
Trustees
Certain officers of the Company serve as the trustees of the Plan.
Participant Contributions
Participants may contribute up to 100% of their annual compensation (as defined in the Plan document) up to a specified maximum of $15,500 in 2007. Participants may change the amount of contributions (as a percentage reduction of pre-tax eligible compensation) at any time by contacting the Plan Administrator. Participants aged 50 and older are permitted to make an additional catch-up deferral contribution up to $5,000 for the 2007 Plan year. The 2007 total contribution limitation amount is exclusive of any allowed catch-up contributions. Effective January 1, 2007 the Company amended the Plan to exclude certain additional income amounts from eligible compensation, as defined in the Plan. In addition, the Company amended the Plan to exclude temporary employees who do not qualify for any employer-sponsored benefits from the definition of eligible employees. The Company also amended the Plan to permit, at the discretion of the Plan administrator, the distribution of a participant’s matching contribution account in either Company stock or cash.
Company Contributions
Participants who make salary deferral contributions receive matching contributions each calendar-year quarter in accordance with the following formula: an amount equal to 100% of each participant’s salary deferral contribution up to 3% of such participant’s compensation (as defined in the Plan document) and 50% of the participant’s salary deferral contribution for the next 2% of such participant’s compensation. VaxGen may make matching contributions in the form of VaxGen common stock or cash.
During 2004, the Company’s registration statement relating to the issuance of stock pursuant to the matching provisions of the Plan became ineffective because the Company did not file periodic financial statements with the Securities and Exchange Commission. Therefore, the Company currently cannot issue new stock. In 2005, the Company determined that, until such time as a new registration statement is declared effective, matching contributions would be made to the Plan in cash. All matching contributions made by the Company during 2007 were made in cash.
Vesting
Participants are immediately vested in their salary deferral contributions and matching contributions as well as actual earnings thereon.

Investment Options
Each participant may direct the investment of his or her contributions to any available investment funds of the Plan (or any combination thereof). Participants may change their investment elections among the Plan investment funds on any business day.
Participant Accounts
An account is maintained on behalf of each participant by the recordkeeper. On each business day, each participant’s account is adjusted for any earnings, gains, losses, contributions, withdrawals and loans attributable to such participant in order to obtain a new valuation of each participant’s account.
Participant Loans
Participant loans are permitted under the Plan. Loan balances are maintained separately from the other investment funds. A loan to a participant must be at least $1,000 and cannot exceed the lesser of a) $50,000 or b) 50 percent of the participant’s vested account balance at the time of the loan or c) the participant’s vested account balance less the value of the participant’s employer matching stock account balance. The loans are secured by the balance in the participant’s account and bear interest at various rates, which are commensurate with local prevailing rates as determined by the Plan Administrator. Principal and interest is paid ratably through semi-monthly payroll deductions.
Payment of Benefits
A participant becomes eligible to receive vested benefits upon the earlier of reaching age 59-1/2, disability, death, hardship or termination of service as defined in the Plan. Distributions will be made in the form of a lump-sum payment. Upon death of the participant, the full value of the participant’s account will be distributed to the designated beneficiary or to the participant’s estate if no beneficiary has been named.
As amended by the Economic Growth and Tax Relief Reconciliation Act of 2001, effective March 2005, upon termination of service, the mandatory distribution provision (including rollovers) of $5,000 or less was lowered to $1,000 or less.
Plan Termination
VaxGen has the right under the Plan to amend and terminate the Plan subject to the provisions of ERISA. If the Plan is terminated, the interests of all Plan members would remain fully (100%) vested and non-forfeitable. No plan assets may revert to VaxGen.
Administration of the Plan
The Company is the plan sponsor, as defined by ERISA. The trustees are the fiduciaries responsible for the general operation and administration of the Plan as well as the management and control of Plan assets.
Wachovia Bank is the custodian of the Plan assets. Pension Dynamics Corporation provides recordkeeping services with respect to the Plan. The Company pays for the administrative expenses of the Plan.
(2) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition
Investments are stated at fair market value at year-end. Investments in mutual funds are valued at the last quoted price on the last business day of the year, which for the mutual funds represents the net asset values of shares held by the Plan at year-end. Participant loans are valued at their outstanding balance, which approximates fair value. VaxGen common stock is valued at the quoted closing market price on the last business day of the year.
All security transactions are recorded on the trade date. Gains and losses on the disposals of investments are determined based on the average cost of all securities. Dividend income is recorded on the effective date of a declared dividend. Income from other investments is recorded as earned on an accrual basis.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from estimates.
Risks and Uncertainties
The Plan provides for investment options in various long-term, index and other mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risk. The Plan also invests in shares of VaxGen common stock, which were contributed to the Plan by the Company as matching contributions. Investment in shares of VaxGen common stock involves risks and uncertainties, as outlined in the Company’s filings with the Securities and Exchange Commission, including its Current Report on Form 10-k filed on March 18, 2008. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially and adversely affect participants’ account balances and the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.
Financial Investments with Off-Balance Sheet Risk
As of and during the years ended December 31, 2007 and 2006, the Plan held no direct investments in derivatives.
Reclassifications
Certain reclassifications have been made to the prior year financial statements in order for them to be in conformity with the current year presentation.
(3) INVESTMENTS
The fair value of individual investments that represent 5% or more of the Plan’s net assets is as follows:

	December 31,
	2007	2006
Vanguard Healthcare Fund	$628,494	$798,767
American Capital World Growth & Income R4 Fund	412,076	620,634
Vanguard U.S. Value Fund	289,727	524,843
Vanguard Strategic Equity Fund	305,157	771,513
Dodge & Cox Balanced Fund	389,087	768,025
Vanguard 500 Index	515,239	1,043,405
Vanguard Prime Money Market	1,454,168	2,105,172
Dodge & Cox International Stock	262,385	—

During 2007, the Plan’s investments appreciated in value by $281,524. This appreciation included net gains and losses on investments bought, sold and held during the year, as follows:

December 31, 2007

Mutual Funds	$365,807
Common Stock	(84,283)

$281,524

(4) NONPARTICIPANT-DIRECTED INVESTMENTS
Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

	December 31,
	2007	2006

Net Assets:
VaxGen, Inc. common stock	$28,488	$173,272

Year Ended
December 31, 2007

Changes in Net Assets:
Net assets available for benefits at beginning of year	$173,272
Contributions received	—
Net depreciation	(84,283)
Distributions to participants	(49,575)
Stock transfer	(9,533)
Additional fees	(1,393)

Net assets available for benefits at end of year	$28,488

(5) INCOME TAX STATUS
The Company received a favorable determination letter from the Internal Revenue Service dated December 17, 2004, stating that the Plan, as amended and restated, meets the requirements of Section 401(a) of the Internal Revenue Code (“IRC”) and is exempt from federal income taxes under Section 501(a) of the IRC. The Plan was amended in August 2005, subsequent to the receipt of the most recent determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with applicable provisions of the IRC.

(6) SUBSEQUENT EVENTS
On April 14, 2008 the plan’s trustees and the company’s Board of Directors unanimously approved the removal of Matthew J. Pfeffer as a trustee and the appointment of James P. Panek as a trustee of the plan.
On April 14, 2008 the plan’s trustees and the company’s Board of Directors unanimously approved a resolution to terminate the 401(k) plan in 2008. It is the trustees’ intent to stop benefit accruals as of July 31, 2008. July 31, 2008 is also the “Sell by Date” for Vaxgen stock held in the plan. The accrued benefits of all participants with account balances are 100% vested. The Plan will continue compliance with the tax law and filing of the annual reporting forms (IRS Form 5500) until all assets have been distributed and the trust accounts are completely closed.

VaxGen, Inc. 401(k) Retirement Plan
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2007
EIN: 94-3236309
Plan: #001

		(c)
	(b)	Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest,	(d)	(e)
(a)	lessor or similar party	collateral, par, or maturity value	Cost	Current Value

	MUTUAL FUNDS:
	American	Amcap R-4 Fund	**	$207,986
	American	World Growth & Income R4 Fund	**	412,076
	Gamco	Global Tellcom Fund	**	249,956
	Vanguard	500 Index Fund	**	515,239
	Vanguard	Healthcare Fund	**	628,494
	Vanguard	Short-Term Bond Index Fund	**	150,839
	Vanguard	Strategic Equity Fund	**	305,157
	Vanguard	U.S. Value Fund	**	289,727
	Vanguard	GNMA Fund	**	28,805
	Dodge & Cox	Balanced Fund	**	389,087
	Dodge & Cox	International Stock Fund	**	262,385
	Ariel	Ariel Fund	**	35,596
	North Track	ARCAEX Tech 100 Index A	**	27,042
	Third Ave	Small Cap Value Fund	**	71,497

	MONEY MARKET FUNDS
	Vanguard	Prime Money Market	**	1,454,168

	COMMON STOCK
*	VaxGen	Common Stock	$384,467	28,488

*	PARTICIPANT LOANS:	5.75% - 8.25%; with various maturities through May 15, 2014	—	59,042

Total Investments				$5,115,584

*	Indicates party-in interest to the Plan.

**	Cost information not provided, as all investments are participant-directed.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

VaxGen, Inc. 401(k) Retirement Plan
Date: June 27, 2008	/s/ Piers Whitehead
Piers Whitehead
Vice President, Corporate and Business Development, Corporate Secretary, and Trustee of the VaxGen, Inc. 401(k) Retirement Plan

Date: June 27, 2008	/s/ James P. Panek
James P. Panek
Chief Executive Officer, President, Principal Financial Officer, and Trustee of the VaxGen, Inc. 401(k) Retirement Plan

EXHIBIT INDEX

Number	Exhibit

23	Consent of independent registered public accounting firm